Distribution of the occasional reserve that will be submitted to the consideration of the

Shareholders' Meeting

In connection with the convening of an Extraordinary Shareholders’ Meeting of Ecopetrol S.A. (the “Company”) requested by the majority shareholder (the Ministry of Finance and Public Credit of Colombia, or the “Nation”), for the purpose of submitting a proposed modification to the Company’s occasional reserve and its subsequent distribution as an extraordinary dividend, which was published by this same means today, Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) announces the details of the distribution project proposed by the Ministry of Finance and Public Credit:

Occasional Reserve Distribution
Total occasional reserve available:	$ 8.889.900.168.629
Number of shares:	41.116.694.690,1959
Value for distribution per share:	$ 168
Amount of occasional reserve for distribution:	$ 6.907.604.707.953
Amount of occasional reserve not distributed:	$ 1.982.295.460.676

The occasional reserve that is proposed to be distributed was created at the General Shareholders' Meeting on March 30, 2022, with net profits generated in the years 2021, 2020, and 2019. It was allocated based on the earnings distribution project approved by the Shareholders' Meeting in accordance with the financial statements as of December 31, 2021, which have already been subject to inspection in accordance with applicable law and the Company’s Bylaws.

In accordance with what was expressed by the Ministry of Finance and Public Credit, the portion corresponding to the Nation will be offset by the compensation due to the Company from the Nation pursuant to the Fuel Price Stabilization Fund (FEPC for its Spanish acronym) and therefore does not imply a cash outflow. The payment to minority shareholders will be made on June 30, 2022.

Bogota D.C., May 31, 2022

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 18,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector. This press release contains business prospect statements, operating and financial result estimates, and statements related to Ecopetrol's growth prospects. These are all projections and, as such, they are based solely on the expectations of the managers regarding the future of the company and their continued access to capital to finance the company's business plan. The realization of said estimates in the future depends on the behavior of market conditions, regulations, competition, the performance of the Colombian economy and the industry, among other factors, and are consequently subject to change without prior notice.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For further details, please contact:

Acting Head of Capital Markets

Carolina Tovar Aragón

Correo electrónico: investors@ecopetrol.com.co

Media Engagement (Colombia)

Jorge Mauricio Téllez

Email : mauricio.tellez@ecopetrol.com.co